SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Luby’s, Inc.

(Name of Issuer)

Common Stock, $.32 par value per share

(Title of Class of Securities)

549282101

(CUSIP Number)

Charles H. Still

Kelly Hart & Hallman LLP

Wells Fargo Plaza

1000 Louisiana Street, Suite 4700

Houston, Texas 77002

(713) 654-4640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 549282101
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Harris James Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,466,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,466,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,466,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.92%
14	TYPE OF REPORTING PERSON IN

Page 2 of 10 Pages

13D

CUSIP No. 549282101
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Christopher James Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,328,462
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,328,462
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,328,462
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.43%
14	TYPE OF REPORTING PERSON IN

Page 3 of 10 Pages

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Filed by the Group Pursuant to General Instruction C)

Item 1.	Security and Issuer.

No change since the Amendment No. 8 to Schedule 13D was filed on January 24, 2008.

Item 2.	Identity and Background.

No change since the Amendment No. 8 to Schedule 13D was filed on January 24, 2008.

Item 3.	Source and Amount of Funds or Other Consideration.

No change since the Amendment No. 8 to Schedule 13D was filed on January 24, 2008 other than the use of general corporate funds by Pappas Restaurants Inc. to acquire the Additional Pappas Restaurants Shares (defined below) and the use of personal funds by H. Pappas to acquire the Later Acquired Shares (defined below) as described below in Item 4.

Item 4.	Purpose of Transaction.

As disclosed on Schedule 13D filed by the Shareholders, jointly, on December 27, 2000, with the Securities and Exchange Commission (“SEC”), the Shareholders purchased an aggregate of 1,343,800 shares of Common Stock of the Company on the New York Stock Exchange.

As disclosed on the Amendments No. 1, No. 2 and No. 3 to Schedule 13D filed by the Shareholders, jointly, on March 16, 2001, July 23, 2001, and March 27, 2002, respectively, with the SEC, the Shareholders became executive officers and members of the Board of Directors of the Company. In such capacities they have had, and expect to continue to have, the opportunity to influence the management, and affect the performance, of the Company, subject to the supervision of the Company’s Board. Each Shareholder was granted an option (each, individually, an “Option,” and together, the “Options”) to purchase 1,120,000 shares of common stock, $.32 par value per share, of the Company (the “Common Stock”) at an exercise price of $5 per share, as compensation for his service to the Company. The Options became exercisable by the Shareholders over three years in accordance with a vesting schedule set forth in the Options, and were otherwise subject to the terms, restrictions and limitations set forth in the Options. Notwithstanding the vesting schedule set forth in the Options, the Options became exercisable for 25% of the Common Stock granted pursuant to the Options at any time after the last sale price of the Common Stock exceeded $8.475 for twenty consecutive days on which securities are traded on the New York Stock Exchange (each, a “Trading Day”). As was disclosed on Amendment No. 2 to Schedule 13D, on June 13, 2001 the Options became exercisable for 25% of the Common Stock granted pursuant to the Options. As was disclosed on Amendment No. 3 to Schedule 13D, on March 9, 2002 an additional 25% of the Common Stock granted pursuant to the Options became exercisable by the Shareholders. According to the vesting schedule, the Options became exercisable for 75% of the Common Stock granted pursuant to the Options on March 9, 2003. The vesting schedule further provided that, on March 9, 2004, the Options became exercisable for 100% of the Common Stock granted pursuant to the Options. On October 26, 2007, the Shareholders exercised the Options in full to acquire 2,240,000 shares of Common Stock in the aggregate. The Shareholders continue to hold the shares of Common Stock acquired upon the exercise of the Options.

Also as disclosed on the Amendment No. 1 to Schedule 13D filed on March 16, 2001, the Shareholders entered into a Purchase Agreement with the Company (the “Original Purchase Agreement”) on March 9, 2001 setting forth the Shareholders’ agreed-to investment in the Company. Pursuant to and in accordance with the terms of the Original Purchase Agreement, the Shareholders purchased promissory notes (the “Original Notes”, and, individually, an “Original Note”) in the aggregate principal amount of $10 million—each receiving an Original Note for $5 million. On June 7, 2004, the Shareholders entered into a basic refinancing agreement with the Company (the “Refinancing Agreement”) providing that the Shareholders surrender the Original Notes for cancellation and receive amended and restated promissory notes (the “Notes”, and, individually, a “Note”). The Shareholders and the Company amended the Original Purchase Agreement on June 7, 2004 to refer to the Notes instead of the Original Notes (the “Amended Purchase Agreement”). The Notes were originally issued for the aggregate principal amount of $10 million—each receiving an Original Note for $5 million. The Notes were convertible into shares of Common Stock at the Shareholders’ election (the “Conversion Election”), subject to certain restrictions and limitations set forth in the Notes. Pursuant to and in accordance with the terms of the Notes, the conversion price for the Notes dropped on June 7, 2005 from $5 per share to $3.10 per share. Interest on the Notes was payable in cash. Until June 7, 2004, the Notes were convertible into an aggregate of 2,000,000 shares of Common Stock at the Shareholders’ election. As of June 7, 2005, the Notes became convertible into an aggregate of 3,225,806 shares of Common Stock at the Shareholders’ election, and at such time each Shareholder became the beneficial owner of 1,612,903 shares of Common Stock by reason of his ownership of his Note.

As disclosed on the Amendment No. 5 to Schedule 13D filed jointly by the Shareholders on September 15, 2005, on August 31, 2005, the Shareholders exercised the Conversion Election provided in the Notes, each acquiring directly an aggregate of 1,612,903 shares of Common Stock.

As disclosed on the Amendment Nos. 6 and 7 to Schedule 13D filed jointly by the Shareholders on June 28, 2006 and November 5, 2007, respectively, on November 8, 2005, each Shareholder was granted an additional option (each, individually, an “Additional Option,” and together, the “Additional Options”) to purchase 65,500 shares of Common Stock at an exercise price of $12.92. The Additional Options became exercisable by the Shareholders over four years in accordance with a vesting schedule set forth in the Additional Options, and are otherwise subject to the terms, restrictions and limitations set forth in the Additional Options. Subsequent to the joint filing by the Shareholders of Amendment No. 8 to Schedule 13D on January 24, 2008, all the remaining unvested Additional Options held by the Shareholders vested and became exercisable thereby. Accordingly, each of H. Pappas and C. Pappas became beneficial owners of an additional 32,750 shares of common stock represented by these options upon the vesting thereof. Specifically, Additional Options for 16,375 shares held by each Shareholder vested and became exercisable on November 18, 2008, and November 18, 2009, respectively. The Additional Options must be exercised within six years of grant. None of the Additional Options have been exercised.

As disclosed on the Amendment No. 7 to Schedule 13D filed on November 5, 2007, on June 16, 2006, the Company filed with the Securities and Exchange Commission a Registration Statement (File No. 333-135057) on Form S-3 (the “Registration Statement”), which registered 6,809,606 shares of Common Stock then beneficially owned by the Shareholders, in the aggregate, including the shares of Common Stock held by each Shareholder pursuant to the vested Options. The shares of Common Stock represented by the Additional Options were not registered under the Registration Statement as such shares had not vested at the time the Registration Statement was filed. The purpose of the Registration Statement is to give the Shareholders the flexibility to sell the shares of Common Stock beneficially owned by them freely to the public.

As disclosed in Amendment No. 8 to Schedule 13D jointly filed by the Shareholders on January 24, 2008: On January 8, 2008, H. Pappas purchased 10,800 shares of Common Stock of the Company on the New York Stock Exchange. On January 9, 2008, H. Pappas purchased 10,800 shares of Common Stock of the Company on the New York Stock Exchange. On January 10, 2008, H. Pappas purchased 40,000 shares of Common Stock of the Company on the New York Stock Exchange.

As disclosed in Amendment No. 8 to Schedule 13D jointly filed by the Shareholders on January 24, 2008, on January 22, 2008, Pappas Restaurants Inc. purchased 600,000 shares of Common Stock of the Company on the New York Stock Exchange (the “Pappas Restaurants Shares”). The Shareholders are the sole stockholders of Pappas Restaurants Inc., and, therefore, are deemed to beneficially own the Pappas Restaurants Shares.

Subsequent to the filing of Amendment No. 8 to Schedule 13D on January 24, 2008, H. Pappas purchased the additional number of shares indicated below (all such shares being referred to hereinafter as the “Later Acquired Shares”) on the New York Stock Exchange at the prices and on the dates indicated:

	No. of Shares	Price Per Share	Date
	8,320	$3.99	December 30, 2008
	25,516	$4.10	December 31, 2008
	7,353	$4.25	January 13, 2009
	27,051	$4.25	January 14, 2009
	200	$4.25	January 21, 2009
	8,407	$4.25	January 22, 2009

Total Shares Purchased by H. Pappas After Amendment No. 8	76,847

Subsequent to the filing of Amendment No. 8 to Schedule 13D on January 24, 2008, Pappas Restaurants Inc. purchased the additional number of shares (all such shares being referred to hereinafter as the “Additional Pappas Restaurants Shares”) indicated below on the New York Stock Exchange at the prices and on the dates indicated:

	No. of Shares	Price Per Share	Date
	22,757	$6.49	June 18, 2008
	17,443	$6.50	June 19, 2008
	16,289	$6.50	June 20, 2008
	43,511	$6.47	June 23, 2008
	24,300	$6.02	July 3, 2008
	31,900	$6.09	July 7, 2008

Total Shares Purchased by Pappas Restaurants Inc. After Amendment No. 8.	156,200

In addition to the Additional Options vesting, the following table indicates information as to options granted to H. Pappas not previously reported and becoming exercisable:

	No. of Shares Covered by Options	Option Grant Date	Exercise Price	Date Vested/ Exercisable	Beneficial Ownership By Reason of Subsequent Year Options
	21,553	October 19, 2006	$10.18	October 19, 2007	21,523
	21,552	October 19, 2006	$10.18	October 19, 2008	21,522
	21,552	October 19, 2006	$10.18	October 19, 2009	21,522
	21,552	October 19, 2006	$10.18	October 19, 2010	21,552
	15,750	December 9, 2008	$5.27	December 9, 2009	15,750
	15,750	December 9, 2008	$5.27	December 9, 2010	—
	15,750	December 9, 2008	$5.27	December 9, 2011	—
	15,750	December 9, 2008	$5.27	December 9, 2012	—
	12,500	November 19, 2009	$3.44	November 19, 2010	—
	12,500	November 19, 2009	$3.44	November 19, 2011	—
	12,500	November 19, 2009	$3.44	November 19, 2012	—
	12,500	November 19, 2009	$3.44	November 19, 2013	—
Totals	199,209				101,959

In addition to the Additional Options vesting and becoming exercisable as described above, the following table indicates information as options granted to C. Pappas not previously reported and becoming exercisable:

	No. of Shares Covered by Options	Option Grant Date	Exercise Price	Date Vested/ Exercisable	Beneficial Ownership By Reason of Subsequent Year Options
	21,553	October 19, 2006	$10.18	October 19, 2007	21,523
	21,552	October 19, 2006	$10.18	October 19, 2008	21,522
	21,552	October 19, 2006	$10.18	October 19, 2009	21,522
	21,552	October 19, 2006	$10.18	October 19, 2010	21,522
	15,750	December 9, 2008	$5.27	December 9, 2009	15,750
	15,750	December 9, 2008	$5.27	December 9, 2010	—
	15,750	December 9, 2008	$5.27	December 9, 2011	—
	15,750	December 9, 2008	$5.27	December 9, 2012	—
	12,500	November 19, 2009	$3.44	November 19, 2010	—
	12,500	November 19, 2009	$3.44	November 19, 2011	—
	12,500	November 19, 2009	$3.44	November 19, 2012	—
	12,500	November 19, 2009	$3.44	November 19, 2013	—
Totals	199,209				101,959

The options covered by the last two tables above are collectively referred to as the “Subsequent Year Options” and none of such options has been exercised. The Subsequent Year Options must be exercised within six years of grant.

The following table sets forth, as of the date of this jointly filed Amendment No. 9 to Schedule 13D, in summary form the information disclosed above as of the date of this Amendment No. 9 to Schedule 13D:

	No. of Shares Personally Held	No. Shares Held by Pappas Restaurants Inc.*	Total No. of Shares Subject to Exercisable Options	Total Shares Beneficially Owned
H. Pappas	3,543,250	756,200	167,459	4,466,909
C. Pappas	3,404,803	756,200	167,459	4,328,462

*	100% of the shares held by Pappas Restaurants Inc. is beneficially owned by both H. Pappas and C. Pappas—in effect double-counted for calculation of the total beneficial ownership of such persons taken together.

This Amendment No. 9 to Schedule 13D reflects (a) all shares of Common Stock purchased by the Shareholders on the New York Stock Exchange, (b) the number of shares of Common Stock purchased by the Shareholders upon the exercise the Options to acquire 100% of the Common Stock granted pursuant to the Options, (c) the number of shares of Common Stock directly held by the Shareholders following the exercise of the Conversion Election provided in the Notes, (d) the number of shares of Common Stock beneficially owned by the Shareholders arising from their right to exercise the Additional Options and the exercisable part of the Subsequent Year Options, and (e) the Pappas Restaurants Shares and Additional Pappas Restaurants Shares indirectly beneficially owned by each Shareholder.

Other than the foregoing, there has been no change since the Amendment No. 8 to Schedule 13D was filed on January 24, 2008.

The Original Purchase Agreement, including the form of Original Notes, and the agreements as to the Options are attached as exhibits to the Amendment No. 1 to Schedule 13D filed on March 16, 2001. The agreements as to Additional Options are attached as exhibits to the Amendment No. 6 to Schedule 13D filed on June 29, 2006. The agreements as to the Subsequent Year Options are attached to this Amendment No. 9 to Schedule 13D.

Item 5.	Interest in Securities of Issuer.

(a) Aggregate Number and Percentage of Shares Owned.

As of the date of this Amendment No. 9 to Schedule 13D, the Shareholders beneficially own an aggregate of 8,795,371 shares of Common Stock (double counting 756,200 shares owned by Pappas Restaurants Inc. as to which each shareholder is deemed to own beneficially 100% thereof), which includes an aggregate of 334,918 shares of Common Stock that the Shareholders have a right to acquire pursuant to the Additional Options and the Subsequent Year Options. The Shareholders beneficially own, or have a right to acquire pursuant to the Additional Options and the Subsequent Year Options, in the aggregate 31.35 percent of the issued and outstanding Common Stock, such percentage being calculated by dividing 8,795,371 (the number of shares of Common Stock beneficially owned, including those that the Shareholders have a right to acquire pursuant to the Additional Options and the Subsequent Year Options (as indicated above) and double counting the shares owned by Pappas Restaurants Inc.) by 28,053,253 (the number of issued and outstanding shares of Common Stock as of May 31, 2010, as reported in the Company’s Form 10-Q for the quarter ended May 5, 2010). Each Shareholder owns beneficially, including through a right to acquire beneficial ownership, such number of shares of Common Stock as are set forth below including, in each case, 100% of the shares owned by Pappas Restaurants Inc.:

C. Pappas	4,328,462
H. Pappas	4,466,909
TOTAL

Each Shareholder disclaims beneficial ownership of any shares of Common Stock held of record by the other Shareholder or which the other Shareholder has a right to acquire by option exercise.

(b) Number of Shares Beneficially Owned by the Shareholders.

Harris James Pappas

H. Pappas has, or could have, sole power to vote, and to dispose of, 4,466,909 shares of Common Stock, which includes 100% of the 756,200 shares owned by Pappas Restaurants Inc. and 167,459 shares of Common Stock that H. Pappas has a right to acquire pursuant to the Additional Options and the Subsequent Year Options (as indicated above), such shares being beneficially owned by him.

Christopher James Pappas

C. Pappas has, or could have, sole power to vote, and to dispose of, 4,328,462 shares of Common Stock, which includes 100% of the 756,200 shares owned by Pappas Restaurants Inc. and 167,459 shares of Common Stock that C. Pappas has a right to acquire pursuant to the Additional Options and the Subsequent Year Options (as indicated above), such shares being beneficially owned by him.

(c) There has been no change since the Amendment No. 8 to Schedule 13D was filed on January 24, 2008, other than as described above in Item 4.

(d) No change since the Amendment No. 8 to Schedule 13D was filed on January 24, 2008.

(e) No change since the Amendment No. 8 to Schedule 13D was filed on January 24, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

No change since the Amendment No. 8 to Schedule 13D was filed on January 24, 2008, except to the extent set forth in Item 2 and Item 4 hereof.

Item 7.	Material to be Filed as Exhibits.

*Ex. A	Agreement for Joint Filing Pursuant to Rule 13d-1(f)(1) Under the Securities Exchange Act of 1934, dated December 26, 2000, between Harris James Pappas and Christopher James Pappas.

*Ex. B	Purchase Agreement, dated as of March 9, 2001, among the Company, Christopher J. Pappas and Harris J. Pappas.

*Ex. C	Employment Agreement, dated as of March 9, 2001, between the Company and Christopher J. Pappas.

*Ex. D	Employment Agreement, dated as of March 9, 2001, between the Company and Harris J. Pappas.

*Ex. E	Option Agreement, dated as of March 9, 2001, between the Company and Christopher J. Pappas.

*Ex. F	Option Agreement, dated as of March 9, 2001, between the Company and Harris J. Pappas.

*Ex. G	Registration Rights Agreement, dated as of March 9, 2001, among the Company, Christopher J. Pappas and Harris J. Pappas.

*Ex. H	Form of Basic Refinancing Agreement, dated as of June 7, 2004, among the Company, Christopher J. Pappas and Harris J. Pappas.

*Ex. I	Form of First Amendment to Purchase Agreement, dated as of June 7, 2004, among the Company, Christopher J. Pappas and Harris J. Pappas.

*Ex. J	Option Agreement, dated as of November 8, 2005, between the Company and Christopher J. Pappas.

*Ex. K	Option Agreement, dated as of November 8, 2005, between the Company and Harris J. Pappas.

*Ex. L	Amendment No. 1 dated as of October 29, 2007 to Employment Agreement dated as of March 9, 2001, between the Company and Christopher J. Pappas.

*Ex. M	Amendment No. 1 dated as of October 29, 2007 to Employment Agreement dated as of March 9, 2001, between the Company and Harris J. Pappas.

*Ex. N	Second Amendment dated as of October 29, 2007 to Purchase Agreement dated March 9, 2001, as amended, between the Company, Christopher J. Pappas and Harris J. Pappas.

*Ex. O	Amendment No. 7 dated as of October 29, 2007 to Rights Agreement dated as of April 16, 1991, as amended, between the Company and American Stock Transfer & Trust Company, as Rights Agent.

**Ex. P	Option Agreement dated as of October 19, 2006, between the Company and Harris J. Pappas.

**Ex. Q	Option Agreement dated as of October 19, 2006, between Christopher J. Pappas and the Company.

**Ex. R	Option Agreement dated as of December 9, 2008, between the Company and Harris J. Pappas.

**Ex. S	Option Agreement dated as of December 9, 2008, between the Company and Christopher J. Pappas.

**Ex. T	Option Agreement dated as of November 19, 2009, between the Company and Harris J. Pappas.

**Ex. U	Option Agreement dated as of November 19, 2009, between the Company and Christopher J. Pappas.

*	Previously filed as exhibits to the Schedule 13D filed by the Shareholders with the SEC on December 16, 2000, the Amendment No. 1 to Schedule 13D filed by the Shareholders with the SEC on March 16, 2001, the Amendment No. 4 to Schedule 13D filed by the Shareholders with the SEC on June 6, 2005, the Amendment No. 6 to Schedule 13D filed by the Shareholders with the SEC on June 29, 2006 or the Amendment No. 7 to Schedule 13D filed by the Shareholders with the SEC on November 5, 2007.
**	Filed with this amendment.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2010

/S/ HARRIS JAMES PAPPAS
Harris James Pappas

/S/ CHRISTOPHER JAMES PAPPAS
Christopher James Pappas

EXHIBIT INDEX

*Ex. A	Agreement for Joint Filing Pursuant to Rule 13d-1(f)(1) Under the Securities Exchange Act of 1934, dated December 26, 2000, between Harris James Pappas and Christopher James Pappas.

*Ex. B	Purchase Agreement, dated as of March 9, 2001, among the Company, Christopher J. Pappas and Harris J. Pappas.

*Ex. C	Employment Agreement, dated as of March 9, 2001, between the Company and Christopher J. Pappas.

*Ex. D	Employment Agreement, dated as of March 9, 2001, between the Company and Harris J. Pappas.

*Ex. E	Option Agreement, dated as of March 9, 2001, between the Company and Christopher J. Pappas.

*Ex. F	Option Agreement, dated as of March 9, 2001, between the Company and Harris J. Pappas.

*Ex. G	Registration Rights Agreement, dated as of March 9, 2001, among the Company, Christopher J. Pappas and Harris J. Pappas.

*Ex. H	Form of Basic Refinancing Agreement, dated as of June 7, 2004, among the Company, Christopher J. Pappas and Harris J. Pappas.

*Ex. I	Form of First Amendment to Purchase Agreement, dated as of June 7, 2004, among the Company, Christopher J. Pappas and Harris J. Pappas.

*Ex. J	Option Agreement, dated as of November 8, 2005, between the Company and Christopher J. Pappas.

*Ex. K	Option Agreement, dated as of November 8, 2005, between the Company and Harris J. Pappas.

*Ex. L	Amendment No. 1 dated as of October 29, 2007 to Employment Agreement dated as of March 9, 2001, between the Company and Christopher J. Pappas.

*Ex. M	Amendment No. 1 dated as of October 29, 2007 to Employment Agreement dated as of March 9, 2001, between the Company and Harris J. Pappas.

*Ex. N	Second Amendment dated as of October 29, 2007 to Purchase Agreement dated March 9, 2001, as amended, between the Company, Christopher J. Pappas and Harris J. Pappas.

*Ex. O	Amendment No. 7 dated as of October 29, 2007 to Rights Agreement dated as of April 16, 1991, as amended, between the Company and American Stock Transfer & Trust Company, as Rights Agent.

**Ex. P	Option Agreement dated as of October 19, 2006, between the Company and Harris J. Pappas.

**Ex. Q	Option Agreement dated as of October 19, 2006, between Christopher J. Pappas and the Company.

**Ex. R	Option Agreement dated as of December 9, 2008, between the Company and Harris J. Pappas.

**Ex. S.	Option Agreement dated as of December 9, 2008, between the Company and Christopher J. Pappas.

**Ex. T	Option Agreement dated as of November 19, 2009, between the Company and Harris J. Pappas.

**Ex. U	Option Agreement dated as of November 19, 2009, between the Company and Christopher J. Pappas.

*	Previously filed as exhibits to the Schedule 13D filed by the Shareholders with the SEC on December 16, 2000, the Amendment No. 1 to Schedule 13D filed by the Shareholders with the SEC on March 16, 2001, the Amendment No. 4 to Schedule 13D filed by the Shareholders with the SEC on June 6, 2005, the Amendment No. 6 to Schedule 13D filed by the Shareholders with the SEC on June 29, 2006 or the Amendment No. 7 to Schedule 13D filed by the Shareholders with the SEC on November 5, 2007.
**	Filed with this amendment.